

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Tara Charnes
General Counsel
Hall of Fame Resort & Entertainment Co
2626 Fulton Drive NW
Canton, OH 44718

Re: Hall of Fame Resort & Entertainment Co
Registration Statement on Form S-3
Filed on August 10, 2022
File No. 333-266750

Dear Tara Charnes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services